UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2024 Preliminary Results dated 27 February 2025, prepared by WPP plc.

27 February 2025

2024 Preliminary Results

Strategic progress driving stronger margin and improved cash conversion, despite top line pressures

Key figures (£m)	2024	‘+/(-) % reported[1]	‘+/(-) % LFL[2]	2023
Revenue	14,741	(0.7)	2.3	14,845
Revenue less pass-through costs	11,359	(4.2)	(1.0)	11,860

Reported:
Operating profit	1,325	149.5		531
Operating profit margin[3]	9.0%			3.6%
Profit before tax	1,031	198.0		346
Diluted EPS (p)	49.4	389.1		10.1
Dividends per share (p)	39.4*	–		39.4

Headline[4]:
Operating profit	1,707	(2.5)	2.0	1,750
Operating profit margin	15.0%	0.2pt	0.4pt	14.8%
Diluted EPS (p)	88.3	(5.9)	0.1	93.8
*including proposed final dividend.

Full year and Q4 financial highlights
●
FY reported revenue -0.7%, LFL revenue +2.3%. FY revenue less pass-through costs -4.2%, LFL revenue less pass-through costs -1.0%
●
Q4 LFL revenue less pass-through costs -2.3% with growth in Western Continental Europe +1.4% offset by declines in North America -1.4%, UK -5.1% and Rest of World -4.8%, including -21.2% in China
●
Global Integrated Agencies FY LFL revenue less pass-through costs -0.8% (Q4: -2.2%): GroupM, our media planning and buying business, +2.7% (Q4: +2.4%), offset by -3.9% in other Global Integrated Agencies (Q4: -6.5%)
●
FY headline operating profit £1,707m. Headline operating margin of 15.0% (2023: 14.8%) a 0.4pt LFL improvement reflecting structural cost savings of £85m from Burson, GroupM and VML initiatives; disciplined cost control and continued investment in our AI and data offer; with a 0.2pt FX drag. FY reported operating profit £1,325m up 149.5% primarily reflecting lower amortisation charges and higher gains on disposals
●
Adjusted operating cash flow increased to £1,460m (2023: £1,280m) and adjusted free cash flow rose to £738m (2023: £637m) benefiting from strong working capital management
●
Adjusted net debt at 31 December 2024 £1.7bn down £0.8bn year-on-year
●
Final dividend of 24.4p proposed (2023: 24.4p)

  Delivering on strategic priorities
●
Simpler client-facing structure: six agency networks represent c92%5 of WPP; more integrated offer across creative, production, commerce and media; improving new business performance in the second half of 2024
●
WPP Open: AI, data and technology increasingly central to the way we serve our clients; critical to new business wins including Amazon, J&J, Kimberly-Clark and Unilever; increasing annual investment to £300m (from £250m)
●
More efficient operations: stronger headline operating margin, cash conversion and balance sheet

Focus and outlook for 2025
●
Lead through AI, data and technology: Increase our investment in WPP Open to keep it at the forefront of AI and further deploy it across the business and our clients
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Accelerate growth through the power of creative transformation: Drive transformation across our clients with an increasingly integrated offer across creative, production, commerce and media
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Build world-class, market-leading brands: Improve the competitiveness of our media offer, globally, with a focus on the US
●
Execute efficiently to drive financial returns: Increase our operational efficiency and optimise our investment allocation
●
2025 guidance: LFL revenue less pass-through costs of flat to -2% with performance improving in the second half, and headline operating profit margin expected to be around flat (excluding the impact of FX)

Mark Read, Chief Executive Officer of WPP, said:

“We achieved significant progress against our strategy in 2024 with the creation of VML, Burson and the simplification of GroupM – some 70% of our business. We sold our stake in FGS Global to create significant value for shareholders. And we increased our margin, while stepping up our investment in AI through WPP Open, which is now used by 33,0006 people across WPP.
“The top line was lower, however, with Q4 impacted by weaker client discretionary spend. We did see growth from our top 25 clients of 2.0% and an improving new business performance in the second half of the year with wins from Amazon, J&J, Kimberly-Clark and Unilever reflecting the strength of our integrated offer.
“The actions we are taking across WPP will strengthen our existing client relationships and drive our new business results. We expect some improvement in the performance of our integrated creative agencies in the year ahead. At the same time, we have comprehensive efforts underway to improve our competitive positioning through new leadership at GroupM, with further investment in AI, data and proprietary media.
“Though we remain cautious given the overall macro environment, we are confident in our medium-term targets and believe our focus on innovation, a simpler client-facing offer and operational excellence will support our growth and deliver greater value for our shareholders.”

 This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary

For further information:
Media		Investors and analysts
Chris Wade	+44 20 7282 4600	Thomas Singlehurst, CFA	+44 7876 431922
		Anthony Hamilton	+44 7464 532903
Richard Oldworth,	+44 7710 130 634	Caitlin Holt	+44 7392 280178
Burson Buchanan	+44 20 7466 5000
press@wpp.com		irteam@wpp.com
wpp.com/investors

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3. Reported operating profit divided by revenue (including pass-through costs).
4. In this press release not all of the figures and ratios used are readily available from the unaudited results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Details of how these have been arrived at are shown in Appendix 4.
5. 2024 pro forma for the disposal of FGS Global..
6. Monthly active users in December 2024.

Strategic progress
We are one year into executing on the strategy we outlined in January 2024 – ‘Innovating to Lead’ – and have made significant progress on each of the four strategic pillars: leading through AI, data and technology, accelerating growth through the power of creative transformation, building world-class brands and executing efficiently to drive financial returns.

Lead through AI, data and technology
The past year in AI has been marked by significant advancements in AI technology with increasing capabilities, greater speed and lower cost. This acceleration in the pace of innovation is broadening the capabilities that we can deploy through WPP Open.

These developments reinforce our conviction that AI will be the single most transformational development in our industry since the internet. It will impact every element of how we work, freeing up our creative people to do better work, increasing the efficiency of our production teams to produce much greater volumes of high-quality work and empowering our media teams to develop and deploy more effective plans in a fraction of the time.

To deliver on this potential, we are accelerating our investment in WPP Open, our AI-powered marketing operating system, increasing cash investment to £300m in 2025 from £250m in 2024. We are making this investment to keep WPP Open at the forefront of our industry, enabling us to use AI more effectively in our work and delivering an end-to-end marketing platform that gets from ideas to results more efficiently and quickly.

WPP Open is being broadly adopted by our people and our clients are seeing tangible benefits. It is enabling our teams to generate insights more rapidly, move seamlessly from idea to near-finished executions and test these ideas on synthetic audiences. These are just some of the capabilities built into WPP Open in the past year and why 33,000 of our people are now active users.

As our people are increasingly embedding AI in the way that we work this is resulting in increasing client adoption with major clients including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company seeing benefits both in how we work and the effectiveness of what we do together.

WPP Open Creative Studio has been rolling out a new user interface, Canvas, which is augmenting our strategic and creative teams with AI capabilities. Canvas empowers teams to leverage data insights and WPP's knowledge to generate effective campaign ideas, such as strategies to overcome audience barriers identified by AI models, which can then be instantly visualised for clients as storyboards and finished work.

WPP Open Media Studio continued its rollout to clients and was central to our successful pitch at Amazon in 2024. Media Studio provides an end-to-end media workflow solution accessing GroupM’s scale and Choreograph data and technology.

GroupM and Choreograph’s approach to data leverages AI-powered federated learning. Federated learning uses AI agents operating across client, WPP and third-party data sources to create new knowledge about customers. Establishing this data connectivity in place of a dependence on legacy ID-first solutions and lookalike models maintains data integrity and provides superior insight.

Accelerate growth through the power of creative transformation
We continue to see growing demand from clients for more integrated marketing solutions and WPP is moving quickly to be even more effective in bringing together our many capabilities around the world in teams to service clients. The reason for this is clear. Managing multiple agency partners is complex, leads to fragmentation of marketing efforts and smaller, more integrated teams promise greater agility and speed. In our view, AI will only accelerate this trend as clients face the challenge that complex agency rosters, spread across multiple companies and independent agencies, are unable to deliver the transformation required. The simplest analogy is that procuring marketing services is becoming more like procuring technology services, requiring greater strategic focus, technology due diligence and attention to long-term partnerships.

This trend has been reflected in the growth of WPP's top 25 clients in 2024 (+2.0%) and this demand for integration also aligns with WPP’s position. We have a very well-balanced business with strong geographic positions in critical markets combined with strength in creativity, production commerce and influencer. When powered by AI, data and technology and a world-leading global media platform, this forms an unparalleled integrated offer to clients.

As well as the relatively stronger growth we delivered across WPP's largest clients in 2024, which included expanded scope for many top clients, the quality of our offer is evidenced by recent wins including creative assignments for Kimberly-Clark, media assignments for Amazon and Johnson & Johnson, and creative and commerce assignments for Unilever. 2024 net new billings were $4.5bn (2023: $4.5bn).

WPP's commitment to creative excellence continues to garner industry recognition, with the company being named 'Creative Company of the Year' for 2024 at the Cannes Lions International Festival of Creativity. Ogilvy took home ‘Creative Network of the Year’ at Cannes and The Coca-Cola Company, whose global marketing partner is WPP Open X, was named ‘Creative Brand of the Year’ for the first time in its history. These awards underscore WPP's ability to deliver innovative, integrated solutions that not only meet but exceed client expectations, driving both growth and expansion from across its client base.

Build world-class, market-leading brands
In 2024, we further simplified our structure making it easier for clients to access our talent and allowing us to build a more efficient operating model. WPP now has six powerful agency networks – GroupM, VML, Ogilvy, AKQA, Hogarth and Burson – which collectively account for around 92%6 of revenue less pass-through costs.

2025 will be the first full year of operation for our two newly created agencies: Burson, a leading global strategic communications agency formed through the consolidation of BCW and Hill & Knowlton, and VML, the world’s largest integrated creative agency, bringing together VMLY&R and Wunderman Thompson. The swift completion of these mergers in 2024 by the teams at VML and Burson has strategically aligned our brands for continued progress, leveraging their enhanced capabilities and global reach.

Brian Lesser joined as the Global CEO of GroupM, our media planning and buying business, in September 2024, and is focused on improving the competitiveness of our media offer, globally and in the US, leveraging WPP Open Media Studio and Choreograph.

Under Brian’s leadership, GroupM will bring this differentiated strategy together with next-generation proprietary trading media products, WPP Open Media Studio and the power of WPP’s broader integrated offer in creative, production and commerce to drive media effectiveness and performance for our clients.

Execute efficiently to drive financial returns
Integral to our strategy over the past year has been the imperative to execute more efficiently. Investing in AI through WPP Open will allow us to work faster and with more discipline. Integrating our offer for clients means that we can streamline the marketing process and take out duplicate roles. As a simpler company, with fewer brands, we are able to maximise our investments in client-facing roles and take out unnecessary overhead.

As well as our success in delivering, at an accelerated pace, the structural cost savings relating to the agency mergers and GroupM simplification, we continue to make good progress in our back-office efficiency programme across enterprise IT, finance, procurement and real estate. This success is reflected in the improved margin and cash conversion in 2024.

In enterprise IT, we successfully rolled out Maconomy ERP in certain markets in EMEA and South America during 2024 and will go live with Workday ERP in VML and Ogilvy in the UK in the first half of 2025.

We have a targeted programme of work around our enterprise IT to continue to modernise our estate, drive efficiencies and protect our business and are making good progress with costs reducing year-on-year in 2024. Our cloud migration continued to deliver benefits as we migrate workloads to the cloud and decommission legacy equipment and capacity.

Across IT and Finance, we continue to optimise our finance shared service centres, offshoring more back-office processes and driving further automation and efficiencies in the work we do.

WPP is also investing in Global Delivery Centres (GDCs) with a capability hub headquartered in India, accessible to all WPP agency teams around the world. Our GDCs play a critical role in WPP’s business transformation and simplification strategy with capabilities from hyper-personalisation and composable commerce to cloud modernisation and product engineering. Prashant Mehta joined WPP in 2024 from Accenture as Managing Director to lead the GDCs.

Our category-led procurement model continues to consolidate spend by sub-category to drive further savings. We are digitalising our source-to-contract processes, enabling further automation as we consolidate our ERP landscape.

In real estate, our ongoing campus programme and consolidation of leases continues to deliver benefits. Seven new campuses opened during the year, including WPP’s third London campus at One Southwark Bridge and our third campus in India, located in Chennai.

During 2024 we made further progress on the simplification of our specialist agencies with the disposal of our stake in Two Circles, the integration of BSG with Burson and other actions to rationalise and improve the performance of the tail of smaller agencies within WPP.

Purpose and ESG
WPP’s purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. Read more on the ways WPP is working to deliver against its purpose in our 2023 Sustainability Report.

Full year overview
Revenue was £14.7bn, down 0.7% from £14.8bn in 2023, and up 2.3% like-for-like. Revenue less pass-through costs was £11.4bn, down 4.2% from £11.9bn in 2023, and down 1.0% like-for-like.

	Q4 2024 £m	% reported	% M&A	% FX	% LFL
Revenue	3,956	(3.9)	(0.3)	(3.7)	0.1
Revenue less pass-through costs	2,994	(6.7)	(0.8)	(3.6)	(2.3)

	2024 £m	% reported	% M&A	% FX	% LFL
Revenue	14,741	(0.7)	0.2	(3.2)	2.3
Revenue less pass-through costs	11,359	(4.2)	(0.1)	(3.1)	(1.0)

Segmental review
Business segments - revenue less pass-through costs

% LFL +/(-)	Global Integrated Agencies	Public Relations	Specialist Agencies
Q4 2024	(2.2)	(5.3)	(0.4)
2024	(0.8)	(1.7)	(2.3)

Global Integrated Agencies: GroupM, our media planning and buying business, grew 2.7% in 2024 (2023: 4.9%), benefiting from continued client investment in media, partially offset by the impact of historical client losses and a more challenging environment in China. GroupM saw an improved new business performance in the second half of the year with the Amazon and J&J wins and an important Unilever retention, despite some losses, including Volvo.

GroupM’s growth was offset by a 3.9% LFL decline at other Global Integrated Agencies. Mid-single digit growth in Hogarth in 2024 was offset by weaker performance across integrated creative agencies, which included the impact of the 2023 loss of assignments with a large healthcare client and a challenging trading environment in China. AKQA experienced a low double digit decline in revenue less pass-through costs as spend on project-based work remained weak throughout the year. Other Global Integrated Agencies declined 6.5% in Q4 reflecting the continuation of those factors and weaker client discretionary spend than is typically seen in the final quarter, together with the lap of a particularly strong quarter for variable client incentives in Q4 2023.

Public Relations: Burson, created in June from the merger of BCW and Hill & Knowlton, made good progress with its integration and launched additional AI-powered tools.

During Q4, Burson declined high single digits as the business continued to be impacted by the 2023 loss of assignments with a large healthcare client and a more challenging environment for client discretionary spending. This was offset by continued strong growth at FGS Global, which is reflected up to early December 2024 when its disposal to KKR completed.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based work.

 Regional segments - revenue less pass-through costs

% LFL +/(-)	North America	United Kingdom	Western Continental Europe	Rest of World
Q4 2024	(1.4)	(5.1)	1.4	(4.8)
2024	(0.7)	(2.7)	1.7	(2.6)

North America declined by 0.7% in 2024 with good growth in automotive, TME and financial services client spending, offset by lower revenues in healthcare, due to a 2023 client loss, and a tough comparison for CPG in 2023. Revenues from technology clients continued to stabilise in the second half with good growth in North America in Q4.

The United Kingdom declined in 2024 reflecting a strong comparison (2023: +5.6%) and the impact of slower client spending in Q4 with further weakness in project-based work across creative and specialist agencies exacerbated by an uncertain macro outlook, only partially offset by growth in GroupM and Ogilvy.

In Western Continental Europe, France, Spain and Italy grew during 2024. Our largest market, Germany, declined 1.0% reflecting macro pressures on client spending in automotive and travel & leisure sectors, but saw stronger performance in Q4, growing 4.0%, lapping a softer comparison (Q4 2023: -5.3%), benefiting from growth in spend at financial services clients and a good overall performance at GroupM.

The Rest of World declined 2.6%. India grew 2.8% with a decline in Q4 lapping a tough comparison (Q4 2023: 22.0%) influenced by the timing of sporting events. This was offset by China which declined 20.8% on client assignment losses and persistent macroeconomic pressures impacting across our agencies.

The new management team in China is focused on stabilising performance and evolving our offer to bring together the best of our talent and capabilities and build on our leading market position.

We expect performance to continue to be challenging in China in the first half of 2025, with some improvement later in the year as we begin to lap easier comparisons from the second quarter onwards. We remain confident the actions we are taking in China will strengthen our business over the medium-term in what is an important strategic market for WPP.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q4 2024	(1.4)	(5.1)	4.0	(21.2)	(5.4)
2024	(0.6)	(2.7)	(1.0)	(20.8)	2.8

Client sector - revenue less pass-through costs

	Q4 2024	2024	2024
	% LFL +/(-)	% LFL +/(-)	% share, revenue less pass-through costs†
CPG	(0.3)	5.1	28.4
Tech & Digital Services	2.5	(1.6)	17.3
Healthcare & Pharma	(3.1)	(7.2)	11.0
Automotive	(3.3)	1.3	10.4
Retail	(5.8)	(7.8)	8.8
Telecom, Media & Entertainment	4.6	3.7	6.9
Financial Services	5.8	3.1	6.3
Other	(13.3)	(14.8)	4.6
Travel & Leisure	(8.5)	1.7	3.6
Government, Public Sector & Non-profit	2.9	(1.4)	2.7
†. Proportion of WPP group revenue less pass-through costs in 2024; table made up of clients representing 79% of WPP total revenue less pass-through costs.

Financial results

Unaudited headline income statement†:

£ million	2024	2023	+/(-) % reported	+/(-) % LFL

Revenue	14,741	14,845	(0.7)	2.3
Revenue less pass-through costs	11,359	11,860	(4.2)	(1.0)
Operating profit	1,707	1,750	(2.5)	2.0
Operating profit margin %	15.0%	14.8%	0.2pt*	0.4
Earnings from associates	40	37	8.1
PBIT	1,747	1,787	(2.2)
Net finance costs	(280)	(262)	(6.9)
Profit before taxation	1,467	1,525	(3.8)
Tax charge	(411)	(412)	0.2
Profit after taxation	1,056	1,113	(5.1)
Non-controlling interests	(87)	(87)	0.0
Profit attributable to shareholders	969	1,026	(5.6)
Diluted EPS	88.3p	93.8p	(5.9)	0.1
Reported:
Revenue	14,741	14,845	(0.7)
Operating profit	1,325	531	149.5
Profit before taxation	1,031	346	198.0
Diluted EPS	49.4p	10.1p	389.1
*margin points
†Non-GAAP measures in this table are reconciled in Appendix 4.

Operating profit

Headline operating profit was £1,707m (2023: £1,750m), with the year-on-year decline reflecting lower revenue less pass-through costs and investment in WPP Open, AI and data partially offset by continued cost discipline and structural cost savings. Headline operating profit margin was 15.0% (2023: 14.8%), equivalent to an improvement of 0.4 points on a constant currency basis.

Total headline operating costs were down 4.5%, to £9,652m (2023: £10,110m). Headline staff costs (excluding incentives) of £7,398m were down 4.5% compared to the prior period (2023: £7,750m), reflecting wage inflation offset by lower headcount, as a result of the actions associated with our restructuring initiatives and our swift response to softer top-line performance in certain markets. Incentives of £363m were down 6.2% compared to the prior period (2023: £387m). As a percentage of revenue less pass-through costs, overall incentives were flat year on year at 3.2%.

Headline establishment costs of £472m were down 8.5% compared to the prior period (2023: £516m) driven by benefits from the campus programme and consolidation of leases. IT costs of £684m (2023: £698m) were down 2.0%, reflecting our ongoing focus on driving efficiencies to mitigate inflation. Personal costs of £209m (2023: £223m) were down 6.3% driven by savings in travel and entertainment, and other operating expenses of £526m (2023: £536m) were down 1.9%.
On a like-for-like basis, the average number of people in the Group in 2024 was 111,281 compared to 114,732 in 2023. The total number of people as at 31 December 2024 was 108,044 compared to 114,173 as at 31 December 2023.

Headline EBITDA (including IFRS 16 depreciation) for the period was down by 2.1% to £1,935m (2023: £1,977m).

Reported operating profit was £1,325m (2023: £531m) with the increase primarily due to lower amortisation charges, as 2023 included accelerated brand amortisation charges following the creation of VML, lower property-related restructuring costs and higher gains on disposal of subsidiaries. Reported operating profit included goodwill impairment charges of £237m (2023: £63m), primarily relating to AKQA, and legal provision charges of £68m (2023: £11m credit).

Restructuring and transformation costs included in reported operating profit were £251m (2023: £196m). Restructuring and transformation costs in 2024 include £90m (2023: £113m) in relation to the Group’s ERP and IT transformation program and £144m (2023: £73m) relating to the continuing transformation program including the creation of VML and Burson and simplification of GroupM.

Net finance costs

Headline net finance costs of £280m were up 6.9% compared to the prior period (2023: £262m), primarily due to the impact of refinancing bonds at higher rates.

Reported net finance costs were £330m (2023: £255m), including net charges of £50m (2023: net gains £7m) relating to the revaluation and retranslation of financial instruments.

Tax

The headline effective tax rate (based on headline profit before tax) was 28.0% (2023: 27.0%). The increase in the headline effective tax rate is driven by changes in tax rates or tax bases in the markets in which we operate. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

The reported effective tax rate was 39.0% (2023: 43.1%). The reported effective tax rate is higher than the headline effective tax rate due to non-deductible goodwill impairment charges.

Earnings per share (“EPS”) and dividend

Headline diluted EPS was 88.3p (2023: 93.8p), a decrease of 5.9% due to lower headline operating profit, higher headline net finance costs and a higher headline effective tax rate.

Reported diluted EPS was 49.4p (2023: 10.1p), an increase of 389% due to higher reported operating profit.

The Board is proposing a final dividend for 2024 of 24.4 pence per share, which together with the interim dividend paid in November 2024 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 6 June 2025, and the dividend will be payable on 4 July 2025.

Unaudited headline cash flow statement†

Twelve months ended (£ million)	31 December 2024	31 December 2023
Headline operating profit	1,707	1,750
Headline earnings from associates	40	37
Depreciation of property, plant and equipment	156	165
Amortisation of other intangibles	32	25
Depreciation of right-of-use assets	213	257
Headline EBITDA	2,148	2,234
Less: headline earnings from associates	(40)	(37)
Repayment of lease liabilities and related interest	(377)	(362)
Non-cash compensation	109	140
Non-headline cash items (including restructuring cost)	(261)	(218)
Capex	(236)	(217)
Working capital	117	(260)
Adjusted operating cash flow	1,460	1,280
% conversion of Headline operating profit	86%	73%
Dividends (to minorities)/ from associates	(36)	(58)
Contingent consideration liability payments	(97)	(31)
Net interest	(197)	(159)
Cash tax	(392)	(395)
Adjusted free cash flow	738	637
Disposal proceeds	667	122
Net initial acquisition payments	(153)	(280)
Dividends	(425)	(423)
Share purchases	(82)	(54)
Adjusted net cash flow	745	2

†Non-GAAP measures in this table are reconciled in Appendix 4.

Adjusted operating cash outflow was £1,460m (2023: £1,280m). The main drivers of the larger cash inflow year on year was a working capital inflow of £117m compared with an outflow of £260m in the prior year, partially offset by an increase in non-headline cash items to £261m (2023: £218m), mainly driven by costs related to the previously announced restructuring plan, including the creation of VML and Burson and the simplification of GroupM. Reported net cash from operating activities (see Note 6) increased to £1,408m (2023: £1,238m).

Cash restructuring and transformation costs of £275m, included in non-headline cash items are slightly lower than the guidance given in January 2024 and relate to actions shared at the January Capital Markets Day, primarily the structural cost saving plan relating to the creation of VML and Burson and the simplification of GroupM (£135m). These structural savings are to deliver annualised net cost savings of c.£125m in 2025, with £85m of that saving achieved in 2024 (ahead of the original plan of 40-50%).

Adjusted free cash flow was £738m (2023: £637m) with the year on year increase reflecting higher adjusted operating cash flow and contingent consideration liability payments and higher cash interest and taxes, offset by lower dividends to minorities. Adjusted net cash flow of £745m was higher than the prior period (2023: £2m), primarily due to higher disposal proceeds and lower net acquisition payments.

A summary of the Group’s unaudited cash flow statement and notes for the years to 31 December 2024 is provided in Appendix 1.

Unaudited balance sheet

As at 31 December 2024, the Group had total equity of £3,734m (31 December 2023: £3,833m).

Non-current assets decreased by £831m to £11,848m (31 December 2023: £12,679m), primarily driven by a decrease in goodwill of £779m. Lower goodwill is primarily due to goodwill derecognised on disposal of FGS Global of £448m and goodwill impairment charges of £237m.

Current assets of £13,661m decreased by £283m (31 December 2023: £13,944m). The decrease is principally driven by lower trade and other receivables, (decrease of £738m), partially offset by higher cash and cash equivalents (increase of £420m).

Current liabilities of £15,516m decreased by £789m (31 December 2023: £16,305m), primarily due to lower borrowings and lower trade and other payables. Lower borrowings is predominantly due to $750m in bonds that were repaid in September 2024, partially offset by an increase as a result of the reclassification from current liabilities of €500m of bonds due within the next 12 months.

The decrease in both current trade and other receivables and trade and other payables is primarily due to client activity and timing of payments.

Non-current liabilities decreased by £226m, to £6,259m (31 December 2023: £6,485m). This reduction primarily reflects lower long-term lease liabilities and non-current payables.

Recognised within total equity, other comprehensive loss of £62m (2023: £329m loss) for the year includes a £72m loss (2023: £427m loss) for foreign exchange differences on translation of foreign operations, and a £3m loss (2023: gain of £108m) on the Group’s net investment hedges. Other equity movements include the net decrease in the movement in non-controlling interest of £218m (2023: increase of £12m), in part from the derecognition of FGS Global non-controlling interest.

A summary of the Group’s unaudited balance sheet and selected notes as at 31 December 2024 is provided in Appendix 1.

Adjusted net debt
As at 31 December 2024, the Group had cash and cash equivalents of £2.6bn (31 December 2023: £2.2bn) and borrowings of £4.3bn (31 December 2023: £4.7bn).

The Group has current liquidity of £4.5bn (31 December 2023: £3.8bn), comprising cash and cash equivalents and bank overdrafts, and undrawn credit facilities.

As at 31 December 2024 adjusted net debt was £1.7bn, against £2.5bn as at 31 December 2023, down £0.8bn reflecting free cash flow generation and disposal proceeds, including proceeds from the disposal of FGS Global completed in December 2024. Average adjusted net debt in 2024 was £3.5bn (31 December 2023: £3.6bn).

The average adjusted net debt to headline EBITDA ratio in the 12 months ended 31 December 2024 is 1.80x (12 months ended 31 December 2023: 1.83x).

In February 2024, we refinanced our five-year Revolving Credit Facility of $2.5bn, with the new facility running for five years, with two one-year extension options maturing in February 2029 (excluding options) and with no financial covenants. The first of the two-year extension option was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030.

In March 2024, we refinanced $750m of 3.75% bonds due September 2024 and €500m of 1.375% bonds due March 2025 as planned, issuing €600m of 3.625% bonds due September 2029 and €650m of 4.0% bonds due September 2033.

In December 2024, we repurchased €200m of 4.125% bonds due May 2028, €249 million of 3.625% bonds due September 2029 and €150m of 4% bonds due September 2033.

Our bond portfolio as at 31 December 2024 had an average maturity of 6.3 years (31 December 2023: 6.2 years).

Outlook
Our guidance for 2025 is as follows:

Like-for-like revenue less pass-through costs growth of flat to -2%, with performance improving in H2. Headline operating margin expected to be around flat (excluding the impact of FX)

Other 2025 financial indications:
•Mergers and acquisitions will reduce revenue less pass-through costs by around 3.0 points primarily due to the disposal of FGS Global, partially offset by anticipated M&A
•FX impact: current rates (at 18 February 2025) imply a c.0.1% drag on FY 2025 revenue less pass-through costs, with no meaningful impact expected on FY 2025 headline operating margin
•Headline earnings from associates around £40m
•Non-controlling interests around £65m
•Headline net finance costs of around £280m
•Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 29%. Cash taxes will include tax in relation to the FGS Global disposal
•Capex of around £250m
•Cash restructuring costs of around £110m
•Adjusted operating cash flow before working capital of around £1.4bn (2024: £1.3bn)

Medium-term targets
In January 2024 we presented updated medium-term financial framework including the following three targets:

•3%+ LFL growth in revenue less pass-through costs
•16-17% headline operating profit margin
•Adjusted operating cash flow conversion of 85%+

Business sector and regional analysis

Business sector7

Revenue analysis

£ million	2024	2023	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	12,562	12,532	0.2	3.0
Public Relations	1,156	1,262	(8.4)	(2.6)
Specialist Agencies	1,023	1,051	(2.7)	(0.6)
Total Group	14,741	14,845	(0.7)	2.3

Revenue less pass-through costs analysis

£ million	2024	2023	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	9,384	9,751	(3.8)	(0.8)
Public Relations	1,089	1,180	(7.7)	(1.7)
Specialist Agencies	886	929	(4.6)	(2.3)
Total Group	11,359	11,860	(4.2)	(1.0)

Headline operating profit analysis

£ million	2024	% margin*	2023	% margin*
Global Int. Agencies	1,482	15.8	1,480	15.2
Public Relations	166	15.2	191	16.2
Specialist Agencies	59	6.7	79	8.5
Total Group	1,707	15.0	1,750	14.8
* Headline operating profit as a percentage of revenue less pass-through costs.

Regional

Revenue analysis

£ million	2024	2023	+/(-) % reported	+/(-) % LFL
N. America	5,567	5,528	0.7	2.9
United Kingdom	2,185	2,155	1.4	0.9
W Cont. Europe	3,013	3,037	(0.8)	2.7
AP, LA, AME, CEE[8]	3,976	4,125	(3.6)	1.8
Total Group	14,741	14,845	(0.7)	2.3

7. Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.
8. Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Revenue less pass-through costs analysis

£ million	2024	2023	+/(-) % reported	+/(-) % LFL
N. America	4,394	4,556	(3.6)	(0.7)
United Kingdom	1,588	1,626	(2.3)	(2.7)
W Cont. Europe	2,375	2,411	(1.5)	1.7
AP, LA, AME, CEE	3,002	3,267	(8.1)	(2.6)
Total Group	11,359	11,860	(4.2)	(1.0)

Headline operating profit analysis

£ million	2024	% margin*	2023	% margin*
N. America	825	18.8	834	18.3
United Kingdom	237	14.9	215	13.2
W Cont. Europe	259	10.9	258	10.7
AP, LA, AME, CEE	386	12.9	443	13.6
Total Group	1,707	15.0	1,750	14.8
* Headline operating profit as a percentage of revenue less pass-through costs.

Appendix 1: Preliminary results for the year ended 31 December 2024
Unaudited preliminary consolidated income statement for the year ended 31 December 2024

£ million	Notes	2024	2023
Revenue	3	14,741	14,845
Costs of services	2	(12,290)	(12,326)
Gross profit		2,451	2,519
General and administrative costs	2	(1,126)	(1,988)
Operating profit		1,325	531
Earnings from associates		36	70
Profit before interest and taxation		1,361	601
Finance and investment income		137	127
Finance costs		(417)	(389)
Revaluation and retranslation of financial instruments		(50)	7
Profit before taxation		1,031	346
Taxation		(402)	(149)
Profit for the year		629	197

Attributable to:
Equity holders of the parent		542	110
Non-controlling interests		87	87
		629	197

Earnings per share
Basic earnings per ordinary share	5	50.3p	10.3p
Diluted earnings per ordinary share	5	49.4p	10.1p

The accompanying notes form an integral part of this unaudited preliminary consolidated income statement.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2024

£ million	2024	2023
Profit for the year	629	197
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(72)	(427)
(Loss)/gain on net investment hedges	(3)	108
Cash flow hedges:
Fair value loss arising on hedging instruments	(35)	(43)
Less: Gain reclassified to profit or loss	58	44
Costs of hedging[1]	(8)	—
Share of other comprehensive loss of associates	—	(1)
	(60)	(319)

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(7)	(3)
Actuarial gain/(loss) on defined benefit pension plans	3	(9)
Deferred tax on defined benefit pension plans	2	2
	(2)	(10)
Other comprehensive loss for the year	(62)	(329)
Total comprehensive income/(loss) for the year	567	(132)

Attributable to:
Equity holders of the parent	482	(196)
Non-controlling interests	85	64
	567	(132)

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of comprehensive income.

1 During 2024, WPP entered into hedging arrangements for which the foreign currency basis within the hedging instrument was excluded from the hedge designation, and identified as a cost of hedging, as permitted by IFRS.

Unaudited preliminary consolidated cash flow statement for the year ended
31 December 2024

£ million	Notes	2024	2023
Net cash inflow from operating activities[1]	6	1,408	1,238
Investing activities
Acquisitions[1]		(153)	(267)
Disposals of investments and subsidiaries[2]	10	553	99
Proceeds from loans on disposal of subsidiaries	10	93	—
Purchases of property, plant and equipment		(189)	(177)
Purchases of intangible assets		(47)	(40)
Proceeds on disposal of property, plant and equipment		21	5
Net cash inflow/(outflow) from investing activities		278	(380)
Financing activities
Principal elements of lease payments		(282)	(259)
Share option proceeds		2	1
Cash consideration received from non-controlling interests		—	46
Cash consideration for purchase of non-controlling interests		(87)	(16)
Share repurchases and buy-backs		(82)	(54)
Proceeds from borrowings		1,060	1,053
Repayment of borrowings		(1,087)	(1,102)
Repayment of borrowing related derivatives[3]		(14)	(46)
Financing and share issue costs		(7)	(3)
Equity dividends paid		(425)	(423)
Dividends paid to non-controlling interests in subsidiary undertakings		(67)	(101)
Net cash outflow from financing activities		(989)	(904)
Net increase/(decrease) in cash and cash equivalents		697	(46)
Foreign exchange translation of cash and cash equivalents		(90)	(80)
Cash and cash equivalents at beginning of year		1,860	1,986
Cash and cash equivalents at end of year	7	2,467	1,860

The accompanying notes form an integral part of this unaudited preliminary consolidated cash flow statement.

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
2 Disposals of investments and subsidiaries represents consideration received less cash and cash equivalents disposed.
3 Repayment of borrowing related derivatives was previously presented within Repayment of borrowings.

Unaudited preliminary consolidated balance sheet as at 31 December 2024

£ million	Notes	2024	2023
Non-current assets
Goodwill		7,610	8,389
Other intangible assets		737	850
Property, plant and equipment		909	828
Right-of-use assets		1,385	1,382
Interests in associates		253	287
Other investments		398	333
Deferred tax assets		323	324
Corporate income tax recoverable		59	77
Trade and other receivables	8	174	209
		11,848	12,679
Current assets
Corporate income tax recoverable		113	115
Trade and other receivables	8	7,722	8,460
Accrued income and unbilled media		3,188	3,151
Cash and cash equivalents	7	2,638	2,218
		13,661	13,944

Current liabilities
Trade and other payables	9	(13,056)	(13,323)
Deferred income and customer advances		(1,160)	(1,319)
Corporate income tax payable		(333)	(370)
Lease liabilities		(240)	(292)
Borrowings	7	(584)	(946)
Provisions for liabilities and charges[1]		(143)	(55)
		(15,516)	(16,305)
Net current liabilities		(1,855)	(2,361)

Non-current liabilities
Borrowings	7	(3,744)	(3,775)
Trade and other payables	9	(229)	(283)
Deferred tax liabilities		(142)	(179)
Employee benefit obligations		(132)	(136)
Provisions for liabilities and charges[1]		(232)	(250)
Lease liabilities		(1,780)	(1,862)
		(6,259)	(6,485)
Net assets		3,734	3,833

Equity
Called-up share capital		109	114
Share premium account		579	577
Other reserves		151	187
Own shares		(191)	(990)
Retained earnings		2,827	3,488
Equity shareholders’ funds		3,475	3,376
Non-controlling interests		259	457
Total equity		3,734	3,833

The accompanying notes form an integral part of this unaudited preliminary consolidated balance sheet.

1 Current provisions for liabilities and charges, which were not material in the prior year, were previously presented within Non-current provisions for liabilities and charges.

 Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2024

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2023	114	576	285	(1,054)	3,760	3,681	479	4,160
Profit for the year	—	—	—	—	110	110	87	197
Other comprehensive loss	—	—	(296)	—	(10)	(306)	(23)	(329)
Total comprehensive (loss)/income	—	—	(296)	—	100	(196)	64	(132)
Dividends paid	—	—	—	—	(423)	(423)	(101)	(524)
Ordinary shares issued	—	1	—	—	—	1	—	1
Treasury shares used for share option schemes	—	—	—	55	(55)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	140	140	—	140
Tax on share-based payments	—	—	—	—	2	2	—	2
Net movement in own shares held by ESOP Trusts	—	—	—	9	(63)	(54)	—	(54)
Net derecognition of liabilities in respect of put options[3]	—	—	198	—	30	228	—	228
Net movement in non-controlling interests[2]	—	—	—	—	(3)	(3)	15	12
Total transactions with owners	—	1	198	64	(372)	(109)	(86)	(195)

Balance at 31 December 2023	114	577	187	(990)	3,488	3,376	457	3,833

Profit for the year	—	—	—	—	542	542	87	629
Other comprehensive loss	—	—	(58)	—	(2)	(60)	(2)	(62)
Total comprehensive income / (loss)	—	—	(58)	—	540	482	85	567
Dividends paid	—	—	—	—	(425)	(425)	(67)	(492)
Ordinary shares issued	—	2	—	—	—	2	—	2
Share cancellations[4]	(5)	—	5	743	(743)	—	—	—
Treasury shares used for share option schemes	—	—	—	57	(57)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	81	81	—	81
Tax on share-based payments	—	—	—	—	1	1	—	1
Net movement in own shares held by ESOP Trusts	—	—	(8)	(1)	(73)	(82)	—	(82)
Net derecognition of liabilities in respect of put options	—	—	25	—	17	42	—	42
Net movement in non-controlling interests[2]	—	—	—	—	(2)	(2)	(216)	(218)
Total transactions with owners	(5)	2	22	799	(1,201)	(383)	(283)	(666)

Balance at 31 December 2024	109	579	151	(191)	2,827	3,475	259	3,734

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of changes in equity.

1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £354 million at 31 December 2024 (2023: £347 million).
2 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global.
3 During 2023, WPP sold a portion of its ownership of FGS Global to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised.
4 In December 2024, WPP cancelled 50,367,570 treasury shares.

Notes to the unaudited preliminary consolidated financial statements
1.    Basis of preparation

The unaudited preliminary consolidated financial statements for WPP plc and its subsidiaries (the Group) comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group, which were set out on pages 172 – 177 of the 2023 Annual Report and Accounts. The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in the accounting policies referenced above.

No significant changes have been made to the Group’s accounting policies in the year ended 31 December 2024. The Group does not consider that the amendments to standards adopted during the year have a significant impact on the financial statements.

Having considered the principal risks and uncertainties (as outlined in Appendix 2), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these preliminary consolidated financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts, incorporating a severe but plausible downside scenario.

Whilst the unaudited preliminary consolidated financial statements included in this preliminary announcement have been prepared in accordance with the recognition and measurement criteria of IFRS as issued by the IASB, they do not include all the information needed to comply with IFRS disclosure requirements. The Group’s 2024 Annual Report and Accounts will be prepared in compliance with IFRS disclosure requirements. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the 2024 Annual Report and audited Accounts are available on the Group’s website.

Statutory information
The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2023, reported on by the Group’s previous auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2024 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2024 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 27 February 2025.

On 8 May 2024, the Group appointed PricewaterhouseCoopers LLP as the Group’s new auditor.

Notes to the unaudited preliminary consolidated financial statements (continued)
2.    Costs of services and general and administrative costs

Costs of services and general and administrative costs include:

£ million	2024	2023
Staff costs	7,761	8,137
Establishment costs	472	516
Media pass-through costs	2,523	2,174
Other costs of services and general and administrative costs[1]	2,660	3,487
	13,416	14,314
1 Other costs of services and general and administrative costs include £859 million (2023: £811 million) of other pass-through costs.

Staff costs1 include:

£ million	2024	2023
Wages and salaries	5,622	5,879
Cash-based incentive plans	242	233
Share-based incentive plans	109	140
Severance	61	78
Other staff costs	1,727	1,807
	7,761	8,137

1 Additional staff costs of £137 million (2023: £71 million) are included within restructuring and transformation costs.

Other costs of services and general and administrative costs include the following significant items:

£ million	2024	2023
Goodwill impairment	237	63
Amortisation and impairment of acquired intangible assets	93	728
Restructuring and transformation costs	251	196
Property-related restructuring costs	26	232
Gains on disposal of investments and subsidiaries	(322)	(7)
Legal provision charges/(gains)	68	(11)

The goodwill impairment charge of £237 million in 2024 (2023: £63 million) primarily relates to businesses in the Group, including AKQA, where the impact of macroeconomic conditions and trading circumstances indicate impairment to the carrying value.

Amortisation and impairment of acquired intangible assets of £93 million in 2024 includes accelerated amortisation charges of £20 million in relation to certain brands that no longer have an indefinite useful life due to the creation of Burson. The 2023 charge of £728 million includes £650 million of accelerated amortisation charges, predominately due to the creation of VML in the fourth quarter of 2023.

Restructuring and transformation costs of £251 million (2023: £196 million) include £90 million (2023: £113 million) in relation to the Group’s IT transformation programme. These IT costs include £56 million (2023: £52 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £29 million (2023: £38 million) related to an IT transition programme to move to a multi-vendor environment.

Restructuring and transformation costs also include £144 million (2023: £73 million) of charges related to the continuing transformation plan, including the creation of VML and Burson, and simplification of GroupM. The prior year costs of £73 million include restructuring actions at under-performing businesses, aimed to reduce ongoing costs and simplify operational structures. Also included within restructuring and transformation costs is £17 million (2023: £10 million) of on-going property costs, related to property impairments the Group recognised in prior years in response to the COVID-19 pandemic.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.    Costs of services and general and administrative costs (continued)
Property-related restructuring costs of £26 million (2023: £232 million) includes £23 million (2023: £nil) of on-going property costs related to property impairments recognised in the prior year as part of the Group’s property requirements review. The impairment charges included within property-related costs include £1 million (2023: £129 million) in relation to right-of-use assets and £2 million (2023: £56 million) of related property, plant and equipment.

Gains on disposal of investment and subsidiaries of £322 million (2023: £7 million) predominately represents the gain on disposal of FGS Global of £275 million (see note 10).

Legal provision charges of £68 million (2023: £11 million gain) have been recognised, with the provision at 31 December 2024 representing management's best estimate of its obligation in relation to certain on-going legal proceedings and claims.

 3.    Segmental analysis
Reported contributions by reportable segments were as follows:

£ million	2024	2023
Revenue[1,2]
Global Integrated Agencies	12,562	12,532
Public Relations	1,156	1,262
Specialist Agencies	1,023	1,051
	14,741	14,845
Revenue less pass-through costs[1,3]
Global Integrated Agencies	9,384	9,751
Public Relations	1,089	1,180
Specialist Agencies	886	929
	11,359	11,860
Headline operating profit[1,4]
Global Integrated Agencies	1,482	1,480
Public Relations	166	191
Specialist Agencies	59	79
	1,707	1,750

Adjusting items within IFRS operating profit[5]	(382)	(1,219)
Financing items[6]	(330)	(255)
Earnings from associates	36	70
Reported profit before tax	1,031	346
1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.
2 Intersegment sales have not been separately disclosed as they are not material.
3 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
4 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
5 Adjusting items are defined and reconciled in Appendix 4.
6 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.    Segmental analysis (continued)
Reported contributions by geographical area were as follows:

£ million	2024	2023
Revenue[1]
North America[2]	5,567	5,528
United Kingdom	2,185	2,155
Western Continental Europe	3,013	3,037
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,976	4,125
	14,741	14,845
Revenue less pass-through costs[3]
North America[2]	4,394	4,556
United Kingdom	1,588	1,626
Western Continental Europe	2,375	2,411
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,002	3,267
	11,359	11,860
Headline operating profit[4]
North America[2]	825	834
United Kingdom	237	215
Western Continental Europe	259	258
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	386	443
	1,707	1,750

Adjusting items within IFRS operating profit[5]	(382)	(1,219)
Financing items[6]	(330)	(255)
Earnings from associates	36	70
Reported profit before tax[4]	1,031	346
1 Interregional sales have not been separately disclosed as they are not material.
2 North America includes the United States, which has revenue of £5,203 million (2023: £5,187 million), revenue less pass-through costs of £4,115 million (2023: £4,271 million) and headline operating profit of £766 million (2023: £785 million).
3 Revenue less pass-through costs is defined and reconciled by segment and by geographical area in Appendix 4.
4 Headline operating profit is defined in Appendix 4. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 4.
5 Adjusting items are defined and reconciled in Appendix 4.
6 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

4.    Ordinary dividends

The Board has recommended a final dividend of 24.4p (2023: 24.4p) per ordinary share in addition to the interim dividend of 15.0p (2023: 15.0p) per share. This makes a total for the year of 39.4p (2023: 39.4p). Payment of the final dividend of 24.4p per ordinary share will be made on 4 July 2025 to holders of ordinary shares in the Company on 6 June 2025.

Notes to the unaudited preliminary consolidated financial statements (continued)

5.    Earnings per share (EPS)

Basic EPS

The calculation of basic EPS is as follows:

	2024	2023
Profit for the year attributable to equity holders of the parent (£ million)	542	110
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,072
EPS	50.3p	10.3p

Diluted EPS

The calculation of diluted EPS is as follows:

	2024	2023
Profit for the year attributable to equity holders of the parent (£ million)	542	110
Weighted average number of shares used in diluted EPS calculation (million)	1,097	1,094
Diluted EPS	49.4p	10.1p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2024	2023
Weighted average number of shares used in basic EPS calculation	1,077	1,072
Dilutive share options outstanding	—	1
Other potentially issuable shares	20	21
Weighted average number of shares used in diluted EPS calculation	1,097	1,094

At 31 December 2024 there were 1,091,394,251 (2023: 1,141,513,196) ordinary shares in issue, including treasury shares of 12,591,893 (2023: 66,675,497).

Notes to the unaudited preliminary consolidated financial statements (continued)

6.    Analysis of cash flows
The following tables analyse the net cash inflow from operating activities presented within the cash flow statement on page 19:

Net cash inflow from operating activities:

£ million	2024	2023
Profit for the year	629	197
Taxation	402	149
Revaluation and retranslation of financial instruments	50	(7)
Finance costs	417	389
Finance and investment income	(137)	(127)
Earnings from associates	(36)	(70)
Operating profit	1,325	531
Adjustments for:
Non-cash share-based incentive plans (including share options)	109	140
Depreciation of property, plant and equipment	156	165
Depreciation of right-of-use assets	213	257
Impairment charges included within adjusting items[1]	3	185
Goodwill impairment	237	63
Amortisation and impairment of acquired intangible assets	93	728
Amortisation of other intangible assets	32	25
Other impairment charges	26	18
Gains on disposal of investments and subsidiaries	(322)	(7)
Other transaction costs	10	—
Gains of sale of property, plant and equipment	(7)	—
Operating cash flow before movements in working capital and provisions	1,875	2,105
Decrease in trade receivables and accrued income	309	232
Increase/(decrease) in trade payables and deferred income	31	(238)
Decrease in other receivables	16	125
Decrease in other payables	(240)	(445)
Increase in provisions	69	66
Cash generated by operations	2,060	1,845
Corporation and overseas tax paid	(392)	(395)
Interest paid on lease liabilities	(95)	(103)
Other interest and similar charges paid	(306)	(275)
Interest received	109	116
Investment income	11	13
Dividends from associates	31	43
Contingent consideration payments recognised in operating activities[2]	(10)	(6)
Net cash inflow from operating activities	1,408	1,238

1 Impairment charges included within adjusting items includes impairments for right-of-use assets, property, plant and equipment, and other intangible assets.
2 Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.    Cash and cash equivalents less total borrowings (adjusted net debt)

£ million	2024	2023
Cash at bank and deposits	1,983	2,037
Money market funds	655	181
Cash and cash equivalents as presented in the consolidated balance sheet	2,638	2,218
Bank overdrafts	(171)	(358)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,467	1,860
Borrowings due within one year (excluding bank overdrafts)	(413)	(588)
Borrowings due after one year	(3,744)	(3,775)
Total borrowings (excluding bank overdrafts)	(4,157)	(4,363)
Cash and cash equivalents less total borrowings (adjusted net debt)	(1,690)	(2,503)

The Group estimates that the fair value of corporate bonds is £3,964 million at 31 December 2024 (2023: £4,120 million).

8.    Trade and other receivables

Amounts to be realised within one year:

£ million	2024	2023
Trade receivables (net of loss allowance)	6,487	7,055
Unbilled costs	238	273
VAT and sales taxes recoverable	323	371
Prepayments	221	239
Fair value of derivatives	1	1
Other receivables[1]	452	521
	7,722	8,460
1 This balance does not include any individually material items.

Amounts to be realised after more than one year:

£ million	2024	2023
Fair value of derivatives	4	32
Other receivables and prepayments[1]	170	177
	174	209

1 This balance does not include any individually material items.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.    Trade and other payables

Amounts falling due within one year:

£ million	2024	2023
Trade payables	10,637	10,826
Contingent consideration liabilities	57	73
Liabilities in respect of put option agreements with vendors	1	14
Fair value of derivatives	32	1
Other payables and accruals[1]	2,329	2,409
	13,056	13,323
1 This balance includes media rebates, staff costs, indirect taxes payable and other individually not material items.

Amounts falling due after more than one year:

£ million	2024	2023
Contingent consideration liabilities	76	126
Liabilities in respect of put option agreements with vendors	66	90
Fair value of derivatives	25	1
Other payables and accruals	62	66
	229	283

Notes to the unaudited preliminary consolidated financial statements (continued)

10.    Disposals of subsidiaries
Disposal of FGS Global
On 7 August 2024, the Group announced its intention to dispose of its 50.4% investment in FGS Global ("FGS"). On 2 December 2024, the disposal of FGS to Kite Bidco Inc., an entity controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR") was completed. Cash consideration of £613 million was received on the completion date. In addition, as part of the disposal agreement, loans owing by FGS to WPP Group entities totalling £93 million were settled. These loans were included as Borrowings in the balance sheet of FGS at disposal and were settled separately to the cash consideration.

£m
Goodwill	448
Intangible assets	60
Right of use assets	59
Cash and cash equivalents[1]	93
Trade and other receivables	106
Accrued income	24
Other assets	29
Total assets	819

Borrowings	(93)
Lease liabilities	(74)
Deferred income	(16)
Trade and other payables	(93)
Deferred tax liabilities	(33)
Other liabilities	(3)
Total liabilities	(312)

Net assets	507

Non-controlling interests	(100)
Net assets disposed	407

Consideration received[1]	613

Gain on disposal before income tax and reclassification of foreign currency translation reserve	206
Reclassification of foreign currency translation reserve	69
Gain on disposal before income tax	275
Income tax expense on gain	(79)
Gain on disposal after income tax	196

1 Consideration received less cash and cash equivalents disposed is included within 'Disposals of investments and subsidiaries' in investing activities in the consolidated cash flow statement.

Other Disposals
Proceeds from the disposal of other investments and subsidiaries during the year, less cash and cash equivalents disposed, amounted to £33 million (2023: £99 million), which is included within 'Disposals of investments and subsidiaries' in investing activities in the consolidated cash flow statement.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.    Related party transactions
The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.

The following amounts were outstanding at 31 December 2024 and 31 December 2023:

£ million	2024	2023
Amounts owed by related parties	68	74

Amounts owed to related parties	(104)	(75)

There are no material provisions for doubtful debts relating to these balances, and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2024 or 2023.

12.    Financial instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
31 December 2024
Derivatives in designated hedge relationships
Derivative assets	—	4	—	4
Derivative liabilities	—	(55)	—	(55)
Held at fair value through profit or loss
Money market funds	655	—	—	655
Other investments	73	—	233	306
Derivative assets	—	1	—	1
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	—	(133)	(133)
Held at fair value through other comprehensive income
Other investments	3	—	89	92

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no transfers between levels during the period.

Reconciliation of level 3 fair value measurements:

£ million	Contingent consideration liabilities	Other investments
1 January 2024	(199)	325
Gains/(losses) recognised in the income statement	1	(29)
Exchange adjustments	1	2
Additions	(33)	24
Settlements	97	—
31 December 2024	(133)	322

13.    Events after the reporting period

There were no events after the reporting period that require disclosure.

Appendix 2: Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Strategic and External Risks

Economic Risk
•Adverse economic conditions, including those caused by the Ukrainian and Middle Eastern conflicts, severe and sustained inflation in key markets where the Group operates, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of clients’ products and/or disruption in credit markets pose a risk the Group’s clients may reduce, suspend or cancel spend, or be unable to satisfy obligations.

Geopolitical Risk
•Growing geopolitical tension and conflicts continue to have a destabilising effect in markets where the Group has operations. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may reflect in clients’ confidence in making longer term investments and commitments in marketing spend.

Strategic Plan
•The failure to successfully complete the strategic plan updated in January 2024 – to lead through AI, data and technology, to accelerate growth through the power of creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash - may have a material adverse effect on the Group’s market share and its business revenues, results of operation, financial condition, or prospects.

AI Strategy
•The delayed adoption and leverage of the opportunities offered by WPP Open, the Group’s AI-driven operating system for marketing transformation, and AI in general may impact the services WPP provides to its clients, as well as the overall operation of the Group’s business. The costs in ensuring compliance with the introduction of AI laws and regulations and refinements or amendments needed to the Group’s IT systems and processes as a result. The risk of IP infringement, in particular copyright infringement risk, in the context of the underlying data sets used in the creation of client works.

IT and Systems
•The Group’s IT programmes continue to prioritise the most critical changes necessary to support the Group’s strategic plan whilst maintaining the operational performance and security of core Group systems. The Group is also reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure or delay in providing these functions could have an adverse effect on our business.

Operational Risks
Client Loss
•The Group competes for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Client Concentration
•The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

People, Culture and Succession
•The Group’s performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent, or are unable to adapt to new ways of working by balancing home and office working.

Principal risks and uncertainties (continued)
Cyber and Information Security
•The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is likely to increase as the prevalence and sophistication of Generative AI means there is potential for both human and AI generated attacks. Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

Credit Risks
•The Group is subject to credit risk through the default of a client or other counterparty.
•Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

Internal Controls
•The Group’s performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place.
•A failure to properly remediate any identified material weaknesses could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Compliance Risks
Data Privacy
•The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The use of AI, while offering significant benefits, introduces specific data privacy risks related to data collection, model training and automated decision-making. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches. In addition, data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law.

Regulatory, Sanctions, Anti-Trust and Taxation
•The Group may be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates.
•The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement and incoming anti-fraud legislation in the countries in which it operates and violations could have an adverse effect on our business and reputation.
•The Group is subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The Ukraine conflict has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons. Failure to comply which these laws could expose the Group to civil and criminal penalties and the imposition of economic sanctions against the Group and reputational damage and withdrawal of banking facilities which could materially impact results.

Environmental, Social & Governance (ESG)
•The Group’s operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters. This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt the Group’s operations.
•The Group could be subject to increased costs to comply with potential future changes in ESG law and regulations. A failure to manage the complexity in carbon emission accounting for marketing or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.
•The Group is susceptible to increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

Appendix 3: Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward- looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 4: Alternative performance measures for the year ended 31 December 2024

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. They are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring such that they are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline earnings. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2024	2023
Revenue	14,741	14,845
Media pass-through costs	(2,523)	(2,174)
Other pass-through costs	(859)	(811)
Revenue less pass-through costs	11,359	11,860

Reconciliation of revenue to revenue less pass-through costs by reportable segment:

Year ended 31 December 2024

£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	12,562	1,156	1,023
Media pass-through costs	(2,523)	—	—
Other pass-through costs	(655)	(67)	(137)
Revenue less-pass through costs	9,384	1,089	886

Year ended 31 December 2023

£ million	Global Integrated Agencies	Public Relations	Specialist Agencies
Revenue	12,532	1,262	1,051
Media pass-through costs	(2,174)	—	—
Other pass-through costs	(607)	(82)	(122)
Revenue less-pass through costs	9,751	1,180	929

Reconciliation of revenue to revenue less pass-through costs by geographical area:

£ million	2024	2023
North America
Revenue	5,567	5,528
Media pass-through costs	(823)	(613)
Other pass-through costs	(350)	(359)
Revenue less pass-through costs	4,394	4,556

United Kingdom
Revenue	2,185	2,155
Media pass-through costs	(406)	(378)
Other pass-through costs	(191)	(151)
Revenue less pass-through costs	1,588	1,626

Western Continental Europe
Revenue	3,013	3,037
Media pass-through costs	(507)	(496)
Other pass-through costs	(131)	(130)
Revenue less pass-through costs	2,375	2,411

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Revenue	3,976	4,125
Media pass-through costs	(787)	(687)
Other pass-through costs	(187)	(171)
Revenue less pass-through costs	3,002	3,267

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:

£ million	Margin	2024	Margin	2023
Profit before taxation		1,031		346
Finance and investment income		(137)		(127)
Finance costs		417		389
Revaluation and retranslation of financial instruments		50		(7)
Profit before interest and taxation		1,361		601
Earnings from associates		(36)		(70)
Operating profit[1]	9.0%	1,325	3.6%	531
Goodwill impairment		237		63
Amortisation and impairment of acquired intangible assets		93		728
Other impairment charges		26		18
Restructuring and transformation costs		251		196
Property-related restructuring costs		26		232
Gains on disposal of investments and subsidiaries		(322)		(7)
Gain on disposal of property		(7)		—
Other transaction costs		10		—
Legal provision charges/(gains)		68		(11)
Headline operating profit[1]	15.0%	1,707	14.8%	1,750
Finance and investment income		137		127
Finance costs (excluding interest expense related to lease liabilities)		(319)		(283)
Non-lease net interest expense		(182)		(156)
Non-lease interest cover on headline operating profit[2]		9.4 times		11.2 times
1 Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
2 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Headline operating profit margin before and after earnings from associates:

£ million	Margin	2024	Margin	2023
Revenue less pass-through costs		11,359		11,860
Headline operating profit	15.0%	1,707	14.8%	1,750
Headline earnings from associates		40		37
Headline PBIT	15.4%	1,747	15.1%	1,787

Calculation of headline EBITDA:

£ million	2024	2023
Headline PBIT	1,747	1,787
Depreciation of property, plant and equipment	156	165
Amortisation of other intangible assets	32	25
Headline EBITDA (including depreciation of right-of-use assets)	1,935	1,977
Depreciation of right-of-use assets	213	257
Headline EBITDA	2,148	2,234

Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x as at year end 2024).

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdrafts and bonds due within one year, and bonds due after one year.

Presentation of adjusted net debt:

£ million	2024	2023
Cash and cash equivalents	2,638	2,218
Borrowings due within one year	(584)	(946)
Borrowings due after one year	(3,744)	(3,775)
Adjusted net debt	(1,690)	(2,503)
Average adjusted net debt	(3,485)	(3,620)

Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Average adjusted net debt for 31 December 2024 and 31 December 2023 represents the average for the twelve month period ended 31 December 2024 and 31 December 2023 respectively.

Average adjusted net debt to headline EBITDA ratio:

£ million	2024	2023
Average adjusted net debt (12 month rolling)	(3,485)	(3,620)
Headline EBITDA (12 month rolling)	1,935	1,977
Average adjusted net debt to headline EBITDA ratio	(1.80)	(1.83)

The average adjusted net debt and headline EBITDA (including depreciation of right-of-use assets) amounts used in the average adjusted net debt to headline EBITDA (including depreciation of right-of-use assets) ratio calculation above are for the 12 months ended 31 December 2024 and 31 December 2023.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2024	2023
Profit before taxation	1,031	346
Goodwill impairment	237	63
Amortisation and impairment of acquired intangible assets	93	728
Other impairment charges	26	18
Restructuring and transformation costs	251	196
Property-related restructuring costs	26	232
Gain on disposal of investments and subsidiaries	(322)	(7)
Gain on disposal of property	(7)	—
Other transaction costs	10	—
Legal provision charges/(gains)	68	(11)
Share of adjusting and other items for associates	4	(33)
Revaluation and retranslation of financial instruments	50	(7)
Headline PBT	1,467	1,525
Headline tax charge	(411)	(412)
Non-controlling interests	(87)	(87)
Headline earnings	969	1,026

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	2024	2023
Headline PBT	1,467	1,525
Tax charge	402	149
Tax charge relating to gains on disposal of investments and subsidiaries	(85)	(9)
Tax credit relating to restructuring and transformation costs and property- related costs	58	99
Tax charge relating to gains on disposal of property	(2)	—
Tax credit relating to litigation settlement	—	1
Deferred tax impact of the amortisation of acquisition related intangible assets and liabilities	32	157
Deferred tax relating to investments in associates	6	15
Headline tax charge	411	412
Headline tax rate	28.0%	27.0%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 28.0% (2023: 27.0%).

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Headline earnings per share:

The calculation of basic headline EPS is as follows:

	2024	2023
Headline earnings (£ million)	969	1,026
Weighted average number of shares used in basic EPS calculation (million) (note 5)	1,077	1,072
Headline EPS	89.9p	95.7p

The calculation of diluted EPS is as follows:

	2024	2023
Headline earnings (£ million)	969	1,026
Weighted average number of shares used in diluted EPS calculation (million) (note 5)	1,097	1,094
Diluted headline EPS	88.3p	93.8p

Earnings from associates:

Management reviews the 'earnings from associates’ by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.

The following table is an analysis of 'earnings from associates’ and underlying component movements:

£ million	2024	2023[1]
Share of profit before interest and taxation	43	48
Share of adjusting and other items for associates	(4)	33
Share of interest and non-controlling interests	10	2
Share of taxation	(13)	(13)
Earnings from associates	36	70
1 The share of profit before interest and taxation, share of interest and non-controlling interests and share of taxation amounts for the year ended 31 December 2023 were restated from £181 million, £(113) million and £(33) million to £48 million, £2 million and £(13) million respectively. There was nil impact on earnings from associates.

Reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow:

£ million	2024	2023
Cash generated by operations	2,060	1,845
Purchase of property, plant and equipment	(189)	(177)
Purchase of intangible assets	(47)	(40)
Repayment of lease liabilities	(282)	(259)
Interest paid on lease liabilities	(95)	(103)
Investment income	11	13
Share option proceeds	2	1
Adjusted operating cash flow	1,460	1,280
Corporation and overseas tax paid	(392)	(395)
Interest and similar charges paid	(306)	(275)
Interest received	109	116
Dividends from associates	31	43
Contingent consideration liabilities payments	(97)	(31)
Dividends paid to non-controlling interests in subsidiary undertakings	(67)	(101)
Adjusted free cash flow	738	637
Disposal proceeds	667	122
Net initial acquisition payments	(153)	(280)
Dividends	(425)	(423)
Share purchases	(82)	(54)
Adjusted net cash flow	745	2

The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Constant currency and ‘like-for-like’
These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and like-for-like methods are given in the glossary on page 43 and 44.

Reconciliation of reported revenue to like-for-like revenue:

£ million
Revenue
2023 reported	14,845
Impact of exchange rate changes	(473)	(3.2%)
Impact of acquisitions and disposals	30	0.2%
Like-for-like growth	339	2.3%
2024 reported	14,741	(0.7%)

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

£ million
Revenue less pass-through costs
2023 reported	11,860
Impact of exchange rate changes	(369)	(3.1%)
Impact of acquisitions and disposals	(13)	(0.1%)
Like-for-like decline	(119)	(1.0%)
2024 reported	11,359	(4.2%)

Reconciliation of headline operating profit to like-for-like headline operating profit:

£ million	Margin
Headline operating profit
2023 reported	14.8%	1,750
Impact of exchange rate changes		(75)	(4.3)%
Impact of acquisitions and disposals		(3)	(0.2)%
Like-for-like growth		35	2.0%
2024 reported	15.0%	1,707	(2.5)%

Glossary

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted net cash flow
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/(gains), revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and cash equivalents, borrowings due within one year and borrowings due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new business billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2024 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Establishment costs
Establishment costs are costs directly related to the occupancy of the buildings utilised by WPP. These include the depreciation of right of use assets and leasehold improvements; and the costs of property taxes, utilities, maintenance and facilities management amongst others.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline costs
Headline costs comprise costs of services and general administrative costs excluding gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, other impairment charges, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/(gains), revaluation and retranslation of financial instruments and share of adjusting and other items for associates.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.
Headline earnings from associates
Earnings from associates, excluding share of adjusting and other items for associates.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, legal provision charges/(gains) and share of adjusting and other items for associates.

Headline net finance costs
Net finance costs excluding revaluation and retranslation of financial instruments.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains).

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBIT
Profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains) and earnings from associates (after interest and tax, excluding adjusting items).

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains), share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.

Glossary

Headline tax charge
Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, restructuring and transformation costs and property-related costs, gains on disposal of property, litigation settlement, the deferred tax impact of the amortisation of acquisition related intangible assets and liabilities, and deferred tax relating to investments in associates, relating to gains on disposal of investments and subsidiaries.

Like-for-like
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.

Net finance costs
All costs related to interest expense on bank overdrafts, bonds, bank loans, lease liabilities, swaps and revaluation and retranslation of financial instruments less any interest income on cash surplus and investments.

Net working capital
The movement in net working capital consists of movements in trade receivables and accrued income, trade payables and deferred income, other receivables, other payables and provisions per the analysis of cash flows note 6.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 27 February 2025	By: _____________________
Balbir Kelly-Bisla
Company Secretary